August 26, 2024

Nicolas Lin
Chief Executive Officer
Aether Holdings, Inc.
1441 Broadway, 30th Floor,
New York, NY 10018

       Re: Aether Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed August 12, 2024
           File No. 377-07312
Dear Nicolas Lin:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1
Business
Government Regulation, page 65

1.     You note in your filing that the Company relies upon the    publisher
s exclusion    from the
       definition of an investment adviser under section 202(a)(11)(D) of the Investment
       Advisers Act of 1940. Please provide a detailed legal analysis regarding how the
       Company   s activities fit within this exclusion under the Advisers Act.
In addition, please
       provide a detailed explanation of how the Company   s activities are of
a general and
       impersonal nature, including how individualized the Company   s services
and tools are for
       its clients.
 August 26, 2024
Page 2
Executive Compensation
Employment Arrangements with our Executive Officers, page 71

2. Please file the employment agreement with Hao Hu as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Financial Statements
Note 1 - Description of Business and Organization
Reorganization, page F-7

3. Please explain to us your basis for referring to Elixir Technology Inc. and Greentown
       Investments Corporation Limited collectively as the    Controlling
Shareholders    and
       clarify your disclosures here and on page F-27. In this regard, it appears only Elixir
       Technology Inc. held a controlling interest in Sundial Capital Research Inc. With a view towards expanded disclosure, tell us of any relationships between Elixir and Greentown and if these entities were under common control.
4. We note, as a result of the reorganization, Elixir's ownership interest decreased from a
       77% controlling interest in Sundial to a 49% interest in the Company. Please provide us
       an analysis in support of your conclusion that Aether Holdings, Inc.   s
acquisition
       of Sundial Capital Research Inc. should be accounted for as a reorganization and not a business acquisition. In this regard, please explain:
           the business purpose of the reorganization;
           why Elixir was willing to give up control of Sundial;
           if any consideration, other than shares in the Company, was paid to Elixir; and
           all details of the transaction including any pre-existing relationships among the parties. Provide references to the accounting literature in support for your accounting.
5. To avoid confusion, please consider referring to Sundial Capital Research Inc. as
       "Sundial" rather than the    Transferred Entity.
Note 8 - Equity
D) Reorganization, page F-16

6. Please clarify why you disclose "[o]n August 25, 2023, Sundial had a total of 1,300 shares of common stock outstanding. Greentown Investments Corporation Limited
       (   Greentown   ) owned 300 shares, and Elixir Technology Inc. (
Elixir   ) owned 1,000
       shares, together constituting 100% of the Sundial Shares." We note Elixir acquired 1000 shares in 2021 followed by purchases of 428 shares and an issuance of 300 shares.
7. In light of the August 25, 2023 issuance of 2,850,000 founder shares to Up and Up
       Ventures Limited, apparently the initial capitalization of the Company, it is unclear why you disclose under Reorganization, "[t]his resulted in an aggregate exchange of all the
       Sundial Shares for 6,650,000 shares of the Company   s Common Stock (the
   AETH
       Shares   ), constituting 100% of the total outstanding shares of the
Company   s Common
       Stock." Please explain to us why this did not result in 9,500,000 shares outstanding and clarify your disclosure.
 August 26, 2024
Page 3
Note 15 - Subsequent Events, page F-39

8. Refer to disclosure on page 73 regarding the employment agreement with your Chief
       Technical Officer, Hao Hu, for a nominal salary of $10 per year with a discretionary bonus to be determined by the Board of Directors. Please expand the disclosure on pages
       44, 46, 49, 51, F-21 and F-39 to address this arrangement and describe the methodology the board will use to determine his bonus in future periods along with your disclosure of the amounts that could be determined based on other employment agreements.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Lawrence A. Rosenbloom, Esq.